UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Notice concerning issuance of Straight Bonds

Tokyo, October 7, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) announced that it has decided to issue straight bonds for the first time. The decision to issue straight bonds was based on cost of funding and capital management considerations, as well as a desire to diversify MTFG’s fund raising methods in order to promote the growth strategy.

The details of the straight bonds are as described below.

	No. 1	No. 2
Issue Amount	JPY 50 billion	JPY 50 billion
Term	3 years	5 years
Denomination	JPY 100 million	JPY 100 million
Issue price	100.00	100.00
Coupon	0.43%	0.81%
Offering Date	October 7, 2004	October 7, 2004
Issue Date	October 27, 2004	October 27, 2004
Maturity	October 26, 2007	October 27, 2009
Interest payment dates	Semiannually, on 27th of April and October	Semiannually, on 27th of April and October
Collateral	None	None
Fiscal Agent	The Bank of Tokyo-Mitsubishi, Ltd.	The Bank of Tokyo-Mitsubishi, Ltd.

For further information, please contact:

Seiji Itai

Chief Manager

Corporate Communications Office

Tel.:81-3-3240-8136

This notice with regard to the issuance of bonds is published in order to publicly announce specific facts relating to MTFG’s issuance of bonds, and does not constitute a solicitation of investments or any similar act, in or outside of Japan. The bonds have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice contains forward-looking statements. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.